Exhibit 99.1

Finalists at #DISRUPTMINING Event to Face Impressive Line-up of Judges

(All Amounts in $CAD)

Highlights:

•	Finalists will pitch their disruptive technology "shark-tank" style to:
•	David Harquail, CEO, Franco-Nevada Corporation
•	Robert Herjavec, CEO, Herjavec Group and judge on ABC Television Network's Shark Tank
•	Rob McEwen, Chairman & CEO, McEwen Mining
•	Todd White, COO, Goldcorp Inc.
•	Bernadette Wightman, President, Cisco Canada
•	In addition to the $1 million prize on the line from Goldcorp, four judges will represent $100,000 each and will have access to the disruptor deal room
•	In total, 153 submissions were received for #DisruptMining

VANCOUVER, Feb. 7, 2017 /CNW/ - Goldcorp Inc. (TSX: G, NYSE: GG) ("Goldcorp") and Integra Gold Corp. (TSX-V: ICG, OTCQX: ICGQF) ("Integra" or the "Company") are pleased to announce the judges for the "shark-tank" style live finale of #DisruptMining at the Carlu on March 5, 2017 in Toronto, Canada. This panel of industry leaders will use their experience, knowledge, and skills to decide which disruptor has the potential to revolutionize the mining sector.

Panelists for the "shark-tank" style live event are:

•	David Harquail: Chief Executive Officer, Franco-Nevada Corporation, and benefactor of the Mineral Exploration Research Center ("MERC") located at Laurentian University in Sudbury
•	Robert Herjavec: Founder & Chief Executive Officer, Herjavec Group, former investor on CBC's Dragons Den and now Shark on ABC's Shark Tank
•	Rob McEwen: Founder of Goldcorp and McEwen Mining, launched the original Goldcorp Challenge
•	Todd White: Executive Vice President and Chief Operating Officer, Goldcorp and member of the board, Canadian Mining Innovation Council
•	Bernadette Wightman: President, Cisco Canada

Each finalist will have five minutes to pitch their idea to the panel and demonstrate how their idea or technology has the potential to #DisruptMining. Judges will then have two minutes to respond and ask questions.

Goldcorp, represented by judge Todd White, has committed $1,000,000 for a proof of concept at one of its mines or investment in the winning technologies. The remaining four judges will represent $100,000 each. Following each presentation, any judge will have the ability to send a disruptor to the deal room to negotiate an investment.

About #DisruptMining

#DisruptMining is a marquee event during the annual Prospectors and Developers Association of Canada ("PDAC") conference that will showcase disruptive and exponential technologies with the potential to revolutionize the future of mining, from exploration and discovery to production and automation to financing, marketing and sustainability.

Net proceeds from sponsorships and ticket sales at the #DisruptMining finale event will be donated to charities as well as used to create scholarships designed to spur innovation in mining.

Link to #DisruptMining video: https://vimeo.com/195817154

About Goldcorp Inc.  www.goldcorp.com
Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

About Integra Gold Corp. www.integragold.com
Integra Gold is a junior gold exploration company advancing projects in Val-d'Or, Québec, one of the top mining jurisdictions in the world. The Company's primary focus is its high-grade Lamaque project.

CONTACT INFORMATION
www.DisruptMining.com

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp and the Transaction. Forward-looking statements include, but are not limited to, statements with respect to the benefits, effects and gains expected from the Transaction, the completion of the Transaction generally and the timing thereof, future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors that, if untrue, could cause the actual results, performance or achievements of Goldcorp, including with respect to the Transaction, to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold and other by-product metals, anticipated costs and ability to achieve goals. In respect of the forward-looking statement concerning the anticipated timing of closing of the Transaction, Goldcorp has provided it in reliance on certain assumptions that is believed reasonable at this time, including assumptions as to the conditions of closing of the Transaction being satisfied in a timely manner. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold and other by-product metals price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which Goldcorp does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp (including with respect to the Transaction) to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the receipt of necessary competition, regulatory and third party approvals; risks related to the ability of Bluestone to finance the Transaction; risks related to the inability or failure to satisfy the conditions to the completion of the Transaction; risks related to the devotion of management time and resources required to complete the Transaction, risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other by-product metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; risks related to the integration of acquisitions; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

SOURCE Goldcorp Inc.

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%CIK: 0000919239

For further information: MEDIA CONTACTS: Morgan Murphy: morgan.murphy@smithcom.ca; Christine Marks: media@goldcorp.com; Mark Stockton: mark@integragold.com

CO: Goldcorp Inc.

CNW 09:00e 07-FEB-17